Exhibit 99.1

Indivior PLC (the ‘Company’)

Indivior PLC confirms that Jerome Lande, Non-Executive Director, has advised that he will be appointed as a Non-Executive Director of R&Q Insurance Holdings Ltd (AIM:RQIH), subject to the satisfactory completion of due diligence checks typical for the appointment of a director of an AIM company.

This announcement is made in accordance with Listing Rule 9.6.14.

Kathryn Hudson

Company Secretary